SECURI 05039875 SSION

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SEC MAIL RECEIVED MAR 0 8 2005 WASH, D.C. 202 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65657

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CDK Financial Services , LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 Third Avenue
(No. and Street)

New York (City) | New York (State) | 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas W. Keesee | 212-751-4967 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman, Rossin & Co.
(Name - if *individual, state last, first, middle name*)

2699 South Bayshore Drive (Address) | Miami (city) | FL (State) | 33133 Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 4 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (06-02)

3/29/05

OATH OR AFFIRMATION

I, Thomas W. Keesee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CDK Financial Services , LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

WILLIAM T. McCALLUM
Notary Public, State of New York
No. 01MC6039701
Qualified in New York County
Commission Expires April 10, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Members' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o)Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CDK FINANCIAL SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Members
CDK Financial Services, LLC
New York, New York

We have audited the accompanying statement of financial condition of CDK Financial Services, LLC as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of CDK Financial Services, LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Kaufman, Rossin & Co.

Miami, Florida
February 15, 2005

CDK FINANCIAL SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS		
CASH AND CASH EQUIVALENTS	$	89,351
FEES RECEIVABLE (NOTE 3)		3,870,235
PREPAID CITY INCOME TAX		77,432
	$	4,037,018
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$	217,840
Deferred city income tax liability (Note 5)		145,100
Total liabilities		362,940
MEMBERS' EQUITY (NOTES 4 and 6)		3,674,078
	$	4,037,018

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

CDK Financial Services, LLC (the "Company"), was organized in November of 2002 and on May 15, 2003 received authorization from the National Association of Securities Dealers, Inc. to operate as a registered broker-dealer. The Company is focused exclusively on the private placement of hedge funds to sophisticated institutional and high net worth investors. The Company is engaged by several hedge fund managers, located both in the United States and offshore. The Company's revenue is derived from placement and performance fees. The Company does not handle clients' funds or securities and is not engaged in securities trading.

Government and Other Regulation

The Company is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Concentration of Risk

The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

Receivables

Receivables are uncollateralized customer obligations due under normal trade terms. The carrying amount of receivables may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivable balances and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. As management believes that the receivables recorded are fully collectable and are therefore stated at net realizable value, at December 31, 2004, management has no allowance for doubtful accounts.

Income Taxes

The Company files its federal income tax returns as a partnership for federal income tax purposes. As such, the Company does not pay income taxes, as the income or loss is included in the federal tax returns of the individual members. Accordingly, no provision is made for income taxes in the financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (continued)

The Company files its City of New York unincorporated business tax return as a limited liability company. As a result, the Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

NOTE 2. RELATED PARTY TRANSACTIONS

The Company receives management and administrative services, including the use of the Company's office facility and equipment, from one of the Company's members. In this regard, in consideration of a management fee, the affiliate incurs significant operating expenses and provides the Company its premises, compensation and general operating expenses.

NOTE 3. PERFORMANCE AND PLACEMENT FEES AGREEMENTS

The Company entered into agreements with unrelated entities whereby the Company earns placement and performance fees. The Company earns placement and performance fees amounting to 30% and 20%, respectively, of the amount earned by these entities. Placement fees are pre-paid at the beginning of each quarter. Performance fees are payable within five days of year-end.

At December 31, 2004, performance fees receivable amounted to $3,870,235, net of related commissions. At December 31, 2004, 99% of the performance fees receivable are due from one unrelated entity.

NOTE 4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At December 31, 2004, the Partnership's "Net Capital" was $86,507, which exceeded requirements by $71,984 and the ratio of "Aggregate Indebtedness" to "Net Capital" was 2.52 to 1.

NOTE 5. CITY INCOME TAXES

At December 31, 2004, the deferred tax liability resulted from timing differences between financial and income tax reporting related to fees receivable and accounts payable approximating $154,800 and $9,700, respectively, at December 31, 2004.

NOTE 6. SUBSEQUENT EVENTS

During January 2005, the Company made distributions of $3,000,000 to one of its members.